February 5,  2008

H. Roger Schwall

U.S. Securities and Exchange Commission

Mail Stop 7010

Washington D.C.  20549

RE: Horizon Industries, Ltd.

       Annual Report on Form 20-F for the Year Ended February 28, 2007

       as amended on November 16, 2007.

       File No. 0-52302

Dear Mr. Schwall;

The following are the responses to your comment letter of December 18, 2007:

General

1.

You provide less information on the cover page than required and less than you previously provided. Ensure that your filings include all required information.  For example, identify the fiscal year end date.   Also mark the appropriate box to disclose whether you are not required to file reports pursuant to Sections 13 or 15(d) and whether you are a shell company.

Revised.

2.

We note your response to comment two and reissue it in part.  Please eliminate the excessive number of spelling and typographical errors, including those which remain on the page we cited in our previous letter.  Also ensure that you precisely mark all changes.  We note that you made a number of changes that are not marked.

Revised and marked.

3.

Please revise to include the auditor’s consent.

Auditors consent included.

4.

We note your response to  prior comment three of our letter dated October 12, 2007.   Item 8(A)(5) to Form 20-F indicates that a document dated more than nine months after the end of the last audited financial year, should contain consolidated interim financial statements, which may be unaudited,  covering at least the first six months of the financial year.  Please revise your filing to confirm this item.

Revised.

Selected Financial Data Presented According to Canadian GAAP, page 2

5.

We note your response to prior comment three of our letter dated October 12, 2007.  It appears that the amounts listed as shareholders’s equity continue to include liabilities and the amounts listed as capital expenditures represent shareholders’ equity.  Please revise or advise.

Revised.

Risk Factors, page 6

6.

We note your response to comment eight and reissue this comment. Please eliminate statements that mitigate the risk you present.  Such statements include clauses that begin or precede “although” or “however.”  Other examples include the suggestion that you are “in substantial compliance” that the cost “will not have a material adverse effect” and references to “customary” industry practice, the latter of which appears in several risk factors.  Similarly, rather than stating that there can be no assurance of a particular outcome, delete such language and state the extent of each risk plainly and directly.

Deleted and revised.

7.

We note your response to comment 10 and reissue this comment.  Provide concise risk factor discussions that make clear in each case how the risk affects or potentially impacts you in particular.  See instructions to Item 3 D of Form 20-F.

Revised.

Principle Expenditures, page 10

8.

The disclosure in this section is incomplete and internally inconsistent.  In addition, you have not fully addressed prior comment 11.  Note also the specific requirements of Item 4.A of Form 20-F.  Please revise accordingly.

Revised.

Operating Results, page 17

9.

We note your response to comment 13 and reissue it in part.  Explain in necessary detail how the various items contributed to the changes from period to period, and provide additional information with regard to other items you have not yet identified.  Make clear for the reader how the various items contributed to the changes, and do not merely recite the numerical data in each case.

The Company incurred a net loss before other items of $771,055 for the year ended February 28, 2007 compared to a net loss of $506,611 in the previous year and  $382,381 in 2005. The increase during the current period is mainly due to increases in consulting fees of $161,609 (2006-$80,645) (2005-  $11,500), shareholder communication fees of $138,200 (2006-$85,130) (2005 -$88,127), lease operating expense of$108,362 (2006-$6,651)($2005-0).  Consulting fees increased over the period due to the Company expanding its property base requiring more usage of technical consultants to explore and develop its increasing land position.  Shareholder communications fees increased over the period to better communicate the results from the Company’s expanding property base.  Lease operating expenses also increased over the period due to gas wells being brought online incurring expenses associated with operating gas producing wells.  Professional fees increased from $51,638 to $106,604 for the year ended February 28, 2007 due to the Company expanding its property base requiring more professional expertise such as property management and legal representation.  Office and administration fees increased from $31,680 to $57,250 for the year ended February 28, 2007 due to increased overhead activity related to the expanding development of the Company’s resources properties.

The company also incurred a future income tax recovery of $55,427 compared to a future income tax recovery of $nil the previous year. The Company renounced $163,020 of income tax credits from CEE to the 2005 flow through shareholders. The recovery of future income taxes of $55,427 represents the income tax effect of this renouncement.

The sundry revenue from the Stewart #1 well was the result of gas production from the Stewart #1 Well which depleted within two months.  Therefore, no reserves could be assigned to this well.

10.

 Please expand your discussion to address the increase in revenues in 2007 as compared to 2006.  Please indicate the nature and source of the revenue and whether or not you expect it to continue.

Our revenue has increased from 2006 to 2007 due to the Company's ability to find and develop natural gas reservoirs.  We cannot be certain whether this revenue will continue due to the uncertainty involved in producing from new reservoirs.  Without long term engineering analysis, it is difficult to determine the life span of the reservoirs.

11.

 Please expand your disclosure to indicate whether or not you have proved reserves.  We note your reference to NI 51-01 and Rule 4-10 of Regulation S-X.

Every year end, the Company is required to file a Form 51-101F Statement of reserves data. As of February 28, 2007 the Company has proved reserves of natural gas.

Directors, Senior Management and Employees, page 19

12.

 We note your response to comment 19 and reissue this comment.  Please clarify for which entity Mr. Bourgeois served as CFO, and disclose the date of the merger.

Mr. Bourgeois served as CFO for Optima Petroleum Corporation.  The date of the merger was 1998.

Articles of Incorporation and Bylaws, page 24

13.

  Please provide the information required by Item 10.B.3 of Form 20-F.

Revised and added.

Material Contracts and Agreements, page 25

14.

 Please provide a description of your management agreements.

Revised and added.

Taxation, page 26

15.

 We note your response to comment 25 and reissue this comment.  Please revise to eliminate the language indicating that readers “should consult” with their own advisors, although you may suggest this course of action.

Deleted and revised.

Controls and Procedures, page 30

16.

 We note that you cite Rules 13a-14(c) and 15d-14(c) of the Exchange Act for the definition of disclosure controls and procedures.  However, the definition of disclosure controls and procedures is contained in Rules 13(a)-15(e) and 15d-15(e) of the Exchange Act.  Please revise your disclosure accordingly.

Revised.

17.

 You state that “our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are designed to ensure that the information we are required to disclose in the reports we file or submit under the Exchange Act is recorded, processed summarized and reported within the time periods specified in the SEC’s rules and forms and are operating in an effective manner.”  It does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are effective.  Please revise to address your officers’ conclusions regarding the effectiveness of your disclosure controls and procedures.

Revised.

18.

We note that you have only partially defined disclosure controls and procedures.  Disclosure controls and procedures also include controls and procedures designed to ensure that information required to be disclosed by an issued in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or person performing similar functions, as appropriate to allow timely decisions regarding required disclosure.  Please revise your disclosure by fully defining disclosure controls and procedures.

Revised.

19.

It appears that you do not provide the disclosure suggested by Items 15.b and 15.c of Form 20-F.  Therefore, please included the statement required by Instruction 1 to Item 15 of Form 20-F.

Included.

Audit Committee Financial Expert, page 30.

20.

 Please disclose whether your audit committee financial expert is independent.

Disclosed.

Principal Accountant Fees and Services, page 30

21.

  Please disclose all the information Item 16C of Form 20-F requires.

Disclosed.

Note 1.  Nature and Continuance of Operations, page F-5

22.

 We note your response to prior comment six of our letter dated October 12, 2007.  Please clarify if the seismic data is directly associated with specific unevaluated properties.  We may have further comments.

The seismic data which the Company acquires is for specific unevaluated properties.

Note 5.  Convertible Loan, page F-11

23.

 We note your response to prior comment 33 of our letter dated October 12, 2007.  Please clarify if the conversion option of your convertible loan is considered a separate embedded derivative from the host contract to be accounted for as a derivate instrument.  Refer to paragraphs 11(a) and 12 SFAS 133.  Also, refer to paragraph 4 of EITF 00-19.  If the convertible debt is not considered a derivative under SFAS 133, please tell us if the instrument contains a beneficial conversion feature.  Refer to EITF 98-5 and EITF 00-27.

We have reviewed SFAS 133 11(a) and 12.   Under SFAS 11(a) this convertible loan may fall as an embedded derivative instrument because the convertible loan is not part of our stockholders’ equity in our statement of financial position.  However in accordance with EITF 00-19 paragraph 4 we believe that the holder of the convertible note does not have any additional value other than when exercising the option to receive the cash or shares.  The value that the lender will receive is fixed which is $230,000.

Furthermore, under Paragraph 12, we do not believe this contract falls under an embedded derivative instrument because there are no implicit or explicit terms that affect the cash flows or the value of the common stock to be issued required by the contract in a manner similar to a derivative instrument.  The set amount for the contract is $230,000, which is unaffected by the conversions terms.   While the number of shares issued can change depending on market prices, this does not effect potential cash flows or value of the common stock to be issued.

We have reviewed EITF-98-5 and EITF 00-27 and have concluded that there the convertible loan does not have a beneficial conversion feature.  The convertible loan was convertible into common shares of the Company at the greater of current market price and $0.25 per shares.  At the time when the loan was granted the fair value of the Company’s common stock (as quoted on the TSX Venture Exchange) was $0.19.  The year end price (as of Feb. 28, 2007) was $0.44.  Since the minimum conversion prices is $0.25 and the fair value of the Company’s stock at the time of the transaction was $0.19, the lender did not receive any beneficial conversion features.

Note 13 –Difference between Canadian and United States GAAP, page F-19

24.

 We note your disclosure that indicates that Canadian and US GAAP total assets are the same.  Please explain why this is the case, given that you use different assumptions with respect to your full cost accounting that are permitted under Rule 4-10(c) of Regulation S-X.

We have reviewed Rule4-10(c) and not that the full cost method of accounting under Canadian and US GAAP is very similar.  The only assumption that differs under US GAAP is when performing the ceiling test; a rate of 10% is used to discount the expected cash flows of the proved properties.  Under Canadian GAAP the ceiling test is performed using undiscounted cash flows.  In both scenarios the expected cash flows were greater than the expected costs and no write-down were considered necessary.  Therefore under both Canadian and US GAAP total assets was the same.

Engineering Comments

General

25.

 Our comments here refer to the redline version of your document.

Additional Information, page 24

Joint Venture, page 25

26.

  In comment four of our October 30, 2007 letter, we asked that you delete reference to “reserve potential of one to two Biullion Cubic Feet (“BCF”) of gas”     Your amendment contains very similar language on page 25.  Please amend your document to remove this and any other similar statements that refer to unproved reserves.

Amended.

Additionally per your phone call:

On page 10, second paragraph, the section "Title to Properties" must be broken out into its own section.

Broken out.

On page 7, last paragraph, the section "Ability to Attract Competent Personal" must be broken out into its own section.

Broken out.

The Company acknowledges that:

•

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

/s/Patrick Forseille